UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 67735 / August 28, 2012

Admin. Proc. File No. 3-14799

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:
In the Matter of   :
                                                                                    :
CHINA MEDIAEXPRESS HOLDINGS, INC.   :
                                                                                    :
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NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired.   No such petition has been filed by China MediaExpress Holdings, Inc., and the
Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of
Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final
decision of the Commission with respect to China MediaExpress Holdings, Inc.   The order contained
in that decision is hereby declared effective.   The initial decision ordered that, pursuant to Section
12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of China
MediaExpress Holdings, Inc., is revoked.

        For the Commission by the Office of the General Counsel, pursuant to delegated authority.

                                                Elizabeth M. Murphy
                                                Secretary

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1/   17 C.F.R. § 201.360(d).

2/   China MediaExpress Holdings, Inc., Initial Decision Rel. No. 464 (July 16, 2012),
        __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 464
ADMINISTRATIVE PROCEEDING
File No. 3-14799

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
CHINA MEDIAEXPRESS HOLDINGS, INC.	:	July 16, 2012
	:	

APPEARANCES: Kenneth J. Guido, Kwame Clement, Kelly Dragelin, and Ricky Sachar for the Division of Enforcement, Securities and Exchange Commission

Eugene R. Licker and John A. Piskora for China MediaExpress Holdings, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 13, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that China MediaExpress Holdings, Inc. (China Media), has securities registered with the Commission pursuant to Section 12(b) of the Exchange Act and failed to file an annual report on Form 10-K for 2010, and other required periodic reports since November 2010, when it filed a Form 10-Q for the period ended September 30, 2010. OIP at 2. The OIP also alleges that China Media has deprived investors of an annual report for 2009 because China Media's auditor subsequently determined that continued reliance should not be placed on its 2009 audit. Id. The Commission directed that an Initial Decision be issued within 120 days of service of the OIP or by July 16, 2012. China Media's registered agent received the OIP on March 16, 2012; its counsel claims to have received it on March 30, 2012. See China MediaExpress Holdings, Inc., Order Rescheduling Prehearing Conference (Apr. 23, 2012).

On April 17, 2012, China Media filed an Answer to the OIP; the Answer admitted that China Media's securities are registered with the Commission and that it had not submitted certain required periodic reports. Answer at 6. I held a telephonic prehearing conference on

May 17, 2012,[1] at which China Media asked that I consider the circumstances that led to its failure to file the required reports before ruling; namely, an alleged short-selling scheme by outsiders targeting the company, the resignation of its auditors, and an ongoing internal investigation. Tr. at 5-6. China Media requested that I give it an opportunity to explain its unique situation. Id. at 12-13. I granted China Media's request, and ordered the Division of Enforcement (Division) to file a motion for summary disposition by May 31, 2012, with Respondent's opposition and the Division's reply brief due by June 14 and June 21, 2012, respectively. Id. at 16; See 17 C.F.R. § 201.250(a).

I accept into evidence the pleadings and exhibits attached thereto, and I take official notice of materials filed with the Commission. 17 C.F.R. § 201.323.

Summary Disposition

On May 30, 2012, the Division timely filed a Motion for Summary Disposition and Brief in Support (Motion) with the Declaration of Kwame Clement, Senior Investigations Counsel (Declaration), which includes twenty-seven exhibits (Div. Ex. 1 through Div. Ex. 27). The Division's Motion, Declaration, and exhibits detail China Media's creation in 2009 and subsequent events. According to the Commission's EDGAR files, China Media has not filed Forms 10-K for its fiscal years ended December 31, 2010, and December 31, 2011, and Forms 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2011. Declaration at 2-5; Div. Exs. 11, 17, 22, 24, 26. Following the issuance of the OIP, China Media failed to file a Form 10-K for 2011, and a Form 10-Q for the first quarter of 2012. Motion at 6; Reply at 7; Div. Ex. 26.

On June 15, 2012, China Media filed an Opposition to Motion for Summary Disposition (Opposition). The Opposition acknowledges that China Media has not filed certain periodic reports, but it opposes the Motion, arguing that China Media's failure to file required periodic reports "stems from a single set of circumstances-i.e., the short-seller attacks and the resignations that flowed therefrom." Opposition at 1, 10. China Media insists that a hearing after a reasonable period of discovery is required to determine what, if any, remedy or sanction is in the public interest. Opposition at 1-2. China Media argues that I should defer ruling on the Motion until after the Division has made its investigative file available and Respondent has had an opportunity to review those documents and supplement its Opposition. Opposition at 8 n.2.

On June 21, 2012, the Division filed a Reply Brief (Reply) with the Supplemental Declaration of Kwame Clement, which includes one exhibit (Div. Ex. 28). Div. Ex. 28 is an e-mail the Division sent to Mr. Eugene Licker, counsel for China Media, on April 16, 2012, approximately two months before China Media's Opposition was due, informing China Media that the Division's investigative file was available for inspection and copying. According to the Division, China Media never sought access to those files. Reply at 4 n.1. In its Reply, the Division also disputes China Media's other contentions. First, it cites numerous instances where proceedings brought pursuant to Exchange Act Section 12(j) were resolved by summary disposition. Reply at 3, 6. Second, it maintains that there are no material facts in dispute and

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[1] Citations to the transcript of the May 17, 2012, prehearing conference are noted as "Tr. at __.".

that China Media's claims about short-sellers are not relevant, citing Eagletech Communications, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Reply at 5-6.

Ruling on Motion

Rule 250 of the Commission's Rules of Practice provides that the hearing officer "may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law," and that, "[t]he facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323." 17 C.F.R. § 201.250(a), (b). Summary disposition is used frequently in Commission proceedings brought pursuant to Exchange Act Section 12(j) where there is no dispute that the allegations in the OIP are true and respondent has failed to file periodic reports. See Citizens Capital Corp., Exchange Act Release No. 67313 (June 29, 2012), slip op. at 16; California Serv. Stations, Inc., Initial Decision Release No. 368, 95 SEC Docket 13586 (Jan. 16, 2009), Finality Order, Exchange Act Release No. 59411, 95 SEC Docket 14313 (Feb. 17, 2009); Ocean Res., Inc., Initial Decision Release No. 365, 94 SEC Docket 12565 (Dec. 18, 2008), Finality Order, Exchange Act Release No. 59319, 95 SEC Docket 13703 (Jan. 29, 2009); Wall St. Deli, Inc., Initial Decision Release No. 361, 94 SEC Docket 11807 (Nov. 14, 2008), Finality Order, Exchange Act Release No. 59122, 94 SEC Docket 12621 (Dec. 19, 2008); AIC, Int'l, Inc., Initial Decision Release No. 324, 89 SEC Docket 2257 (Dec. 27, 2006), Finality Order, Exchange Act Release No. 55201, 89 SEC Docket 3033 (Jan. 31, 2007); Bilogic, Inc., Initial Decision Release No. 322, 89 SEC Docket 885 (Nov. 9, 2006), Finality Order, Exchange Act Release No. 55411, 90 SEC Docket 399 (Mar. 6, 2007).

I DENY China Media's request to defer ruling on the Motion until it has reviewed the investigative file. The Commission's files show that the Division gave China Media notice that the investigative file was available for inspection and copying by letter on March 13, 2012, and by an e-mail to counsel on April 16, 2012. Div. Ex. 28.

I GRANT the Division's Motion because there are no genuine issues of material fact as to the allegations in the OIP.[2] According to EDGAR, China Media has not made periodic filings with the Commission as required by Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 since November 9, 2010.[3]

Findings of Fact

China Media is a Delaware corporation that allegedly operates a video advertising network on inter-city and airport express buses in China; its principal executive offices are

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[2] China Media argues that there is a genuine issue of material fact as to its culpability, but does not point to any facts relevant to the culpability determination that are disputed.

[3] The OIP puts the last periodic report filing on November 8, 2010. OIP at 2.

located in Fuzhou, China. Answer at 1. At all relevant times, China Media's securities have been registered with the Commission pursuant to Exchange Act Section 12(b). Answer at 6. Beginning in June 2010, China Media's securities were listed and traded on NASDAQ (symbol "CCME"). Answer at 1, 6. On May 19, 2011, NASDAQ delisted China Media's securities for, among other things, failure to timely file required financial reports. Answer at 2; Div. Ex. 21 at 1. Currently, China Media's securities trade in the over-the-counter market under the symbol "CCME.PK." Answer at 2, 6.

In October 2007, TM Entertainment and Media, Inc. (TMI), filed a registration statement of securities pursuant to Section 12(b) of the Exchange Act. Motion at 2; Div. Ex. 1. It appears that China Media is the name given to what resulted from the combination of TMI, used as a special-purpose acquisition company, and Hong Kong Mandefu Holding Limited, a Hong Kong corporation, in October 2009. Motion at 2; Div. Exs. 2, 21 at 2.

On December 4, 2009, Deloitte Touche Tohmatsu in Hong Kong (Deloitte) was hired as China Media's independent auditor. Motion at 2; Div. Ex. 4 at 2. China Media filed its Form 10-K for fiscal year ended December 31, 2009, on March 31, 2010; it included audited financial statements certified by Deloitte, which were amended on April 30, 2010. Motion at 2; Div. Ex. 5.[4] China Media filed Forms 10-Q on May 14, 2010, August 13, 2010, and November 9, 2010. Motion at 3; Div. Exs. 6, 9, 10. The Form 10-Q does not require audited financial statements.

On May 23, 2010, an anonymous whistleblower sent an e-mail to Deloitte alleging that China Media had engaged in fraudulent accounting practices and had created fictitious advertising clients and sales contracts. Motion at 3; Div. Ex. 7. China Media's Audit Committee hired PricewaterhouseCoopers Ltd. (Pricewaterhouse) to conduct a forensic investigation of the whistleblower's complaints. Motion at 3; Div. Ex. 8. Pricewaterhouse provided its forensic report to China Media's Audit Committee on January 4, 2011. Motion at 3; Div. Ex. 12.

On January 30, 2011, Citron Research issued a report alleging that China Media was "too good to be true," largely basing its conclusion on the lack of media and analyst coverage of the company and comparisons between the company's financials and those of its competitors. Answer at 2; Opposition at 4. Muddy Waters, LLC, issued a similar research report on February 3, 2011, questioning China Media's business model and accounting practices. Answer at 3; Opposition at 4. In response, on February 7, 2011, China Media posted a letter on its website from its founder and CEO refuting these allegations. Answer at 3; Opposition at 5. A little over a week later, Global Hunter Securities, LLC, issued a report recommending a "Buy" rating for China Media's stock, and asserting that it based this recommendation on its due diligence regarding China Media, including a review of its contracts, tax filings, and bank statements, among other things. Opposition at 6; Answer at 4.

On March 3, 2011, Deloitte informed China Media's Audit Committee that significant issues were raised during its audit of the company's financial statements for the year ended December 31, 2010, including concerns related to the authenticity of bank statements. Answer at 4; Div. Ex. 13. Deloitte requested an authorization letter from China Media's Board of Directors

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[4] Div. Ex. 5 in evidence does not contain audited financials.

(Board) to allow Deloitte to re-perform certain bank confirmation procedures. Answer at 4; Motion at 3; Div. Ex. 13. Deloitte and China Media's Audit Committee met on March 7, 2011, to follow up on Deloitte's concerns. Motion at 3; Div. Ex. 14. On March 8, 2011, Deloitte requested that China Media provide the authorization letter by 5:00 p.m. on March 9, 2011, stating that it could "brook no further delay or prevarication." Motion at 3-4; Div. Ex. 14. On March 11, 2011, Deloitte resigned as auditor of China Media, stating that it concluded that the company was not proceeding in good faith, and that "the Board and the Audit Committee do not have a proper basis for concluding that the 2010 consolidated financial statements are free from material misstatement." Answer at 4; Div. Ex. 15.

China Media filed a Form 12b-25 on March 22, 2011, stating that it would be unable to timely file a Form 10-K for 2010 due to Deloitte's resignation. The form stated that its Chief Financial Officer and Director, Jackie Lam, had resigned on March 13, 2011, the company had formed a special committee of the Board to investigate the concerns raised by Deloitte, and it was unable to predict whether the investigation would require any adjustment to its financial statements. On March 25, 2011, Deloitte asked China Media to notify investors that they should no longer rely on the audited financial statements in China Media's 2009 Form 10-K. Div. Ex. 16. On March 29, 2011, China Media filed a Form 8-K announcing Deloitte's resignation and representing that it had been working to address Deloitte's concerns at the time of the resignation. Answer at 4. On May 2, 2011, China Media announced that it had retained the law firm DLA Piper to assist in its investigation of Deloitte's allegations, which is ongoing. Answer at 5.

NASDAQ notified China Media on April 1, 2011, that it was subject to delisting because its failure to address Deloitte's concerns and to file current financial information raised significant public interest concerns, and, on April 26, 2011, that it had not complied with other listing requirements. Motion at 4; Div. Exs. 18, 19. On May 17, 2011, a NASDAQ hearing panel denied China Media's request for continued listing, and suspended trading of China Media shares as of May 19, 2011. Motion at 4; Div. Ex. 21. NASDAQ's Listing and Hearing Review Council affirmed the hearing panel's decision on July 22, 2011. Motion at 5; Div. Ex. 23. On December 16, 2011, NASDAQ filed a Form 25, Notification of Removal From Listing and/or Registration Under Exchange Act Section 12(b) as to China Media. Motion at 5; Div. Ex. 25.

Conclusions of Law

Section 13(a) of the Exchange Act requires that every issuer of a security registered pursuant to Section 12 of the Exchange Act, file with the Commission information, documents, and annual and quarterly reports as the Commission may require. Commission Rules 13a-1 and 13a-13 require that every issuer file annual and quarterly reports, respectively. 17 C.F.R. §§ 240.13a-1, .13a-13. The case law is absolute that accurate periodic financial reports are necessary for the protection of investors. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate

misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

Scienter is not required to establish an issuer's liability under Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. <u>Nature's Sunshine Prods., Inc.</u>, Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496.

China Media has admitted on multiple occasions that it has not made the required periodic filings as alleged in the OIP and thus it has violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Answer at 6; Tr. 4-5, Opposition at 1-2, 9-11.

Sanctions

Section 12(j) of the Exchange Act authorizes the Commission, as it deems necessary or appropriate for the protection of investors, to suspend for a period not exceeding a year or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer has not complied with the Exchange Act or rules thereunder. The determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." <u>Gateway Int'l Holdings, Inc.</u>, Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." <u>Id.</u> at 439.

China Media's continuing violation of Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 is serious in that it has denied investors current and accurate financial information so that they can make sound, fact-based decisions about investing in the company. <u>Gateway</u>, 88 SEC Docket at 441. The failure to file required periodic reports violates a central provision of the Exchange Act, as the reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. <u>Beisinger Indus. Corp.</u>, 552 F.2d at 18.

China Media's violations are recurrent and egregious. They have continued from November 9, 2010, to the present. Further, in light of Deloitte's directive that reliance should no longer be placed on China Media's 2009 audited financials, the company has not made audited financial statements available to investors for the nearly three years it has existed as a corporate entity. Motion at 9.

China Media is culpable for failing to file required periodic reports, and the evidence is not persuasive that it will soon cure its delinquent status. Opposition at 7, 11; Motion at 13. China Media has not refuted evidence that shows revocation of its securities' registration is necessary and appropriate for the protection of investors. The Commission's finding in <u>Eagletech</u>, 88 SEC Docket at 1228, is applicable to this situation:

Eagletech asserts as an affirmative defense that it has been the victim of criminal activity by third parties that has made Eagletech financially unable to comply with its filing obligations. Even if the facts are as Eagletech represents them to be, however, the alleged criminal activity does not alter the fact of Eagletech's failure to file its quarterly and annual reports or its present inability to cure these deficiencies, the only matters relevant to this proceeding.

In sum, because of China Media's failure to: (1) file an annual report on Form 10-K for 2010; (2) provide the investing public with an accurate annual report for 2009 given Deloitte's warning not to rely on its 2009 audit; and (3) file any periodic reports since November 9, 2010, it is in the public interest to revoke the registration of its registered securities. The investing public does not have access to financial information about China Media. Revocation of the registration of China Media's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

Order

I ORDER that the Division's Motion for Summary Disposition is GRANTED;

I FURTHER ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the registration of the registered securities of China MediaExpress Holdings, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge